Filed by Brookfield Renewable Partners L.P.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: TerraForm Power, Inc.
Registration Nos.: 333-234614 and 234614-01

The following is an excerpt from the Q1 2020 letter of Brookfield Renewable Partners L.P. to its unitholders, dated May 6, 2020.

We recently agreed to merge our subsidiary, TerraForm Power (“TERP”), into Brookfield Renewable, on an all stock basis.1 The merger will simplify our structure, diversify our holdings, and strengthen our business in North America and Europe. It will increase our public float of shares by approximately $1.5 billion and will facilitate the issuance of
Brookfield Renewable Corporation (“BEPC”) shares, which should help current shareholders who may prefer to hold a C-Corp share and potentially attract new shareholders.

1 The transaction is subject to customary closing conditions, including the non-waivable approval of TERP shareholders representing a majority of the outstanding shares of TERP Class A common stock not owned by Brookfield Renewable and its affiliates.

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Cautionary Statement Regarding Forward-looking Statements

This communication contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this communication include statements regarding the completion of the special distribution of Class A exchangeable subordinate voting shares (“BEPC shares”) of Brookfield Renewable Corporation (“BEPC”), BEPC’s ability to attract new investors as well as the future prospects of BEPC and Brookfield Renewable Partners L.P. (“Brookfield Renewable”) following the distribution of BEPC shares, the proposed TERP acquisition and the prospects and benefits of the combined company. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this unitholder letter. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this communication include (without limitation) the fact that there can be no assurance that the stock exchanges on which BEPC intends to apply to list the BEPC shares will approve the listing of such shares or that BEPC will be included in any indices; our inability to identify sufficient investment opportunities and complete transactions, including the proposed TERP acquisition; uncertainties as to whether TERP’s stockholders not affiliated with Brookfield Renewable will approve any transaction; uncertainties as to whether the other conditions to the TERP acquisition will be satisfied or satisfied on the anticipated schedule and the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions, including the proposed TERP acquisition and the proposed special distribution of BEPC shares. For further information on these known and unknown risks, please see “Risk Factors” included in the Form 20-F of Brookfield Renewable and other risks and factors that are described therein and that are described in Brookfield Renewable’s and BEPC’s F-1/F-4 described below and the preliminary prospectus filed with the securities regulators in Canada qualifying the special distribution of BEPC shares.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of communication and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

Additional Information and Where to Find It

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Any solicitation will only be made through materials filed with the SEC. Nonetheless, this communication may be deemed to be solicitation material in respect of the TERP acquisition by Brookfield Renewable, BEPC and TERP. Brookfield Renewable and BEPC have filed relevant materials with the SEC, including a registration statement on Form F-1/F-4 (Registration Nos. 333- 234614 and 333-234614-01) (the “F-1/F-4”), as filed with the SEC as an amendment to Form F-1, that includes a proxy statement of TERP and also constitutes a prospectus of Brookfield Renewable and BEPC. The registration statement has not become effective and the proxy statement and prospectus included therein are in preliminary form. After the F-1/F-4 is effective, a definitive proxy statement/prospectus will be sent to TERP stockholders and will be filed with the SEC. This communication is not a substitute for the registration statement, proxy statement/prospectus or any other documents that Brookfield Renewable, BEPC or TERP may file with the SEC or send to stockholders in connection with the TERP acquisition. STOCKHOLDERS OF TERP ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TERP ACQUISITION.

Further, the F-1/F-4 includes a prospectus that has been filed by Brookfield Renewable and BEPC with the SEC for the special distribution of BEPC shares. You should read the prospectus in the F-1/F4 and other documents that Brookfield Renewable and BEPC have filed with the SEC for more complete information about the special distribution of BEPC shares.

Investors and security holders may obtain copies of the F-1/F-4, including the proxy statement/prospectus relating to the TERP acquisition, the prospectus relating to the special distribution of BEPC shares and other documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov. Copies of documents filed with the SEC by TERP are available free of charge on TERP’s website at http://www.terraform.com/. Copies of documents filed with the SEC by Brookfield Renewable and BEPC are available free of charge on Brookfield Renewable’s website at http://bep.brookfield.com/.

Participants in Solicitation

TERP and its directors and executive officers, BEPC and its directors and executive officers, and Brookfield Renewable and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of TERP common stock in respect of the TERP acquisition. Information about the directors and executive officers of TERP is set forth on its website at http://www.terraformpower.com/. Information about the directors and executive officers of Brookfield Renewable is set forth on its website at http://bep.brookfield.com/. Information about the directors and executive officers of BEPC is set forth on the F-1/F-4. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the TERP acquisition. You may obtain free copies of these documents as described in the preceding paragraph.

Non-solicitation

No securities regulatory authority has either approved or disapproved of the contents of this communication. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.